KELSO TECHNOLOGIES INC.
Annual General Meeting of Shareholders
June 4, 2015

REPORT OF VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:
Total issued and outstanding Common Shares as at Record Date:	45,921,752
Percentage of issued and outstanding Common Shares represented:	49.89%

1. Set the Number of Directors at Seven

By resolution passed by ballot vote as follows the number of Directors of the Corporation was set at seven.

Votes For	% Votes For	Votes Against	% Votes Against
19,956,809	98.39	326,930	1.61

2. Election of Directors

The number of directors of Kelso Technologies Inc. (the “Corporation”) is set at seven. On a vote by ballot, the following nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
James R. Bond	13,531,494	89.70	1,553,173	10.30
Neil Gambow	13,641,562	90.43	1,443,105	9.57
Peter Hughes	13,316,342	88.28	1,768,325	11.72
Anthony Andrukaitis	13,364,071	88.59	1,720,596	11.41
William Troy	12,765,492	84.63	2,319,175	15.37
Phil Dyer	13,619,562	90.29	1,465,105	9.71
John R. O’Neill	13,630,996	90.36	1,453,671	9.64

3. Appointment of Auditor

By resolution passed by ballot vote as follows, Smythe Ratcliffe LLP was appointed auditor of the Corporation for the ensuring year and the directors authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
22,185,262	97.36	600,535	2.64

Dated: June 4, 2015